Exhibit 99.1

Diginex to Begin Trading on Nasdaq

Diginex is the first company with a cryptocurrency exchange to be listed on Nasdaq

Hong Kong, October 1, 2020: Diginex Limited (“Diginex” or the “Company”), a digital assets financial services company, announced today that it has completed its business combination transaction (the “Transaction”) with 8i Enterprises Acquisition Corp. (Nasdaq: JFK) (“8i”), a special purpose acquisition company (“SPAC”). The Transaction, which was approved at a Special Meeting of Shareholders on September 15, 2020, creates the first listed company on Nasdaq with a cryptocurrency exchange.

Diginex Limited will trade on Nasdaq under the ticker symbol “EQOS” where it will offer investors the opportunity to participate in the growth of digital assets. The Company’s warrants will trade under the ticker “EQOSW”.

Approximately US$50 million was raised, comprising both Diginex’s private raise completed in advance of the listing and the cash remaining in the SPAC. This will strengthen the Company’s balance sheet and will enable it to realize its vision to build a digital assets ecosystem that offers innovative product and services that is compliant, fair and trusted.

Richard Byworth, CEO of Diginex, commented, “This is a watershed moment for both Diginex and the cryptocurrency industry with the listing of the first-ever company with a crypto exchange on Nasdaq. This also presents the first opportunity for anyone trading in the US capital markets to buy directly into the equity of a digital asset ecosystem and opens the door for financial institutions to participate in the enormous opportunity that digital assets present.”

“Diginex offers a unique set of innovative products and institutional-grade infrastructure. Our EQUOS.io exchange is regulatory-focused and will offer features such as segregation of duties, portfolio margining, and cross collateralization, which are not commonly available in the crypto exchange marketplace.”

“While EQUOS.io forms the core of our ecosystem, we are also the first company to have an integrated offering comprising a regulated asset manager, cold and warm custody solutions, and capital markets advisory as well as a multivenue trading platform that plugs into some of the world’s leading trading technology providers.”

Chi-Won Yoon, Chairman of Diginex said: “We are delighted to have reached this milestone for both the industry and Diginex. The Nasdaq listing demonstrates our commitment to bringing transparency and accountability to the digital assets industry. This should give investors greater assurance about the long-term growth and viability of this asset class.”

Chardan acted as a financial advisor and Loeb and Loeb LLP acted as legal counsel to 8i. Winston & Strawn LLP acted as legal counsel to Diginex.

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About Diginex

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform Diginex Access, a securitization advisory service Diginex Capital, market leading hot and cold custodian, Digivault and funds business Bletchley Park Asset Management. For more information visit: https://www.diginex.com/

Follow Diginex on social media on Twitter @DiginexGlobal, on Facebook @DiginexGlobal, and on LinkedIn. Follow EQUOS.io on social media on Twitter @EQUOS_io and on LinkedIn.

Forward Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in Diginex’s Registration Statement on Form F-4 jointly filed bv Diginex and 8i pertaining to the Business Combination (the “Form F-4”). Important factors, among others, that may affect actual results or outcomes include; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by 8i shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; and costs related to the proposed transaction. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Diginex’s limited operating history and history of net losses; Diginex’s ability to manage growth; Diginex’s ability to execute its business plan; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties as are discussed in 8i’s prospectus filed in connection with its initial public offering and the proxy statement to be filed relating to the business combination.

Diginex expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Diginex’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.